Mines Richmont inc.
161, avenue Principale
Rouyn-Noranda QC
J9X 4P6, CANADA
Tél: 819 797-2465
Téléc.: 819 797-0166
www.richmont-mines.com

Rouyn-Noranda, October 16, 2008

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:

Richmont Mines Inc.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 6, 2008
File No. 1-14598

Dear Sir:

As requested in your letter received by fax on September 18th, 2008, you will find our response related to your observation on Form 20-F for the fiscal year ended December 31, 2007.

If you need more information or you would like to discuss about our comments, please do not hesitate to contact us.

Sincerely yours,
/s/ Nicole Veilleux
Nicole Veilleux, CA
Financial Director

Richmont Mines Inc.	Page 1 of 8
Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 6, 2008
File No. 1-14598

1.

Please correct the Commission File Number indicated on the cover of your annual report to be No. 001-14598, rather than No. 000-28816.

Response:

We corrected the Commission File Number as described above in the amended filing.

2.

We note you utilize a performance indicator of "cash cost per ounce" throughout your document for each of your properties. Given that this is a non-GAAP measure under U.S. GAAP, please provide the disclosures required by Item 10(e) of Regulation S-K by way of General Instruction C(e) of Form 20-F.

Response:

We took note of your comment and included the following information in the amended filing:

"Total cash cost per ounce is not a recognized measure under Canadian GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, total cash cost per ounce is calculated by adding operating costs and royalties as shown in the Company’s Consolidated Statements of Earnings and then dividing by the number of ounces of gold sold. The cash costs obtained from this calculation in Canadian dollars are converted into US dollars. Total cash cost per ounce in US dollars is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance is affected by fluctuations of the exchange rates."

RECONCILIATION OF TOTAL CASH COST PER OUNCE
TO PRODUCTION COSTS
(in thousand $)	2007	2006	2005

Operating costs per consolidated statements
of earnings (CAN$)	24,199	27,169	16,522
Royalties per consolidated statements
of earnings (CAN$)	565	189	231

Cash costs (CAN$)	24,764	27,358	16,753

Ounces of gold sold	46,193	44,866	36,956

Richmont Mines Inc.	Page 2 of 8
Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 6, 2008
File No. 1-14598

RECONCILIATION OF TOTAL CASH COST PER OUNCE
TO PRODUCTION COSTS
(in thousand $)	2007	2006	2005

Total cash cost in CAN$/per ounce	536	610	453

Average exchange rate (US$/CAN$)	1.0748	1.1341	1.2116

Total cash cost in US$/per ounce	499	538	374

Operating and Financial Review and Prospects, page 53

A.

Operating Results, page 53

Investments, page 54

3.

We note your disclosure stating that the $18,888 decrease in investments in property, plant, and equipment in 2007 compared with 2006 was mainly due to the application of proceeds from precious metal sales as a reduction of development costs during development activities at the Island Gold Mine of $16,775. For U.S. GAAP purposes, income from the sale of incidental exploration and development material should be reported as income earned during the development stage in your statements of operations. Please tell us why you have not disclosed this difference in accounting at Note 21.

Response:

As disclosed in Note 21 c), we adjusted the net earnings reported under Canadian GAAP by $509 for the exploration and development costs incurred in the Island Gold Mine, net of proceeds from precious metal sales. This adjustment is comprised of the income from the sale of precious metals from Island Gold Mining Project of $16,775 net of exploration and development costs incurred by the Company of $17,284. We took note of your observation and we will disclose the income from the sale of precious metals and the exploration and development on a gross basis on separate line items in U.S. GAAP reconciliation note in the future.

Financial Statements

Audit Report

4.

We note you have not included audit reports for your fiscal years ended December 31, 2006 and December 31, 2005. Once you have obtained permission from your predecessor auditor for the re-issuance of the audit reports, please amend your filing to include the reports within the document.

Response:

We have obtained the permission from our predecessor auditor and we have included the December 31, 2006 and December 31, 2005 audit reports in the amended 20-F.

Richmont Mines Inc.	Page 3 of 8
Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 6, 2008
File No. 1-14598

Note 21- Effect of Applying United States Generally Accepted Accounting Principles, page F-20.

5.

We note your disclosure in note (a), on page F-21, stating your short-term investments acquired before December 31, 2006 were classified as held-for-trading and were recorded at fair value, and changes in the fair value were accounted for in earnings under SFAS 133. Tell us why you believe these investments should be accounted for based on the guidance in SFAS 133, rather than SFAS 115.

Response:

The investments were actually accounted for in accordance with the guidance of SFAS 115. This typing error was not picked up on the finalisation of the financial statements for the year ended December 31, 2007. We took note of your observation and made the relevant correction for amended 2007.

We understand that following the adoption of Section 3855 of the CICA Handbook, on January 1, 2007, you classified short-term investments acquired in 2007 as available-for-sale, and these investments were recorded at fair value with changes in fair value included in other comprehensive income. Please address the following points:

a)

Tell us your reasons for changing the classification of these investments from trading to available-for-sale under U.S. GAAP.

b)

Clarify the difference in your accounting treatment for these investments between Canadian and U.S. GAAP prior to and subsequent to your adoption of Section 3855 of the CICA Handbook.

c)

Tell us the reasons for the adjustments made in your reconciliation from Canadian to U.S. GAAP, on page F-20, relating to these investments for each year presented.

Richmont Mines Inc.	Page 4 of 8
Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 6, 2008
File No. 1-14598

Response:

Investments as at December 31, 2006.

Short-term investments comprise of shares of publicly traded companies as detailed below.

Name	Book value at December 31, 2006
($000)
Patricia Mining Corp.	452
New Island Resources Inc.	180
Typhoon Exploration Inc.	125

The above shares were bought for the purpose of selling them in the near term. At the date of purchase, the objective of management was to generate profits on short-term differences in price.

Accounting treatment of the above investments under Canadian GAAP prior to December 31, 2006.

Under Canadian GAAP prior to the adoption of Section 3855 of CICA Handbook, short-term investments were recorded at the lower of cost and market value.

The investments were recorded as $757 at December 31, 2006, $813 at December 31, 2005, and $810 at December 31, 2004. The market values of the investments were $1,080 at December 31, 2006, $1,530 at December 31, 2005, and $1,347 at December 31, 2004 (in thousand dollars).

Accounting treatment of the above investments under U.S. GAAP prior to December 31, 2006.

Under U.S. GAAP (SFAS 115), the above investments were classified as trading securities and reported at fair value with unrealized gains and losses included in earnings.

Richmont Mines Inc.	Page 5 of 8
Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 6, 2008
File No. 1-14598

Effects of applying U.S. GAAP prior to December 31, 2006

The differences in accounting treatment as disclosed in Note 21(a) are follows:

	Number	Book	Fair	Fair value
	of shares	value	value	less
		($000)	($000)	Book value
				($000)
December 2006
Patricia Mining Corp.	1,000,000	452	700	248
New Island Resources Inc.	1,000,000	180	195	15
Typhoon Exploration Inc.	500,000	125	185	60
		757	1,080	323

December 2005
Patricia Mining Corp.	1,800,000	813	1,530	717

Change in fair value disclosed for 2006 in Note 21(a)				(394)

	Number	Book	Fair	Fair value
	of shares	value	value	less
		($000)	($000)	Book value
				($000)
December 2005
Patricia Mining Corp.	1,800,000	813	1,530	717

December 2004
Patricia Mining Corp.	1,820,000	810	1,347	537

Change in fair value disclosed for 2005 in Note 21(a)				180

Accounting treatment of investments under Canadian GAAP as of January 1st, 2007.

On initial adoption of Section 3855 of the CICA Handbook at January 1st, 2007, the Company’s short-term investments were recorded at fair value and classified as available-for-sale. Unrealized variations in fair value were included in the other comprehensive income in accordance with Section 3855.

As such, the difference as at December 31, 2006 between the fair value of $1,080 and the carrying value at $757 amounted to $323 and was recorded in the Company’s Consolidated Statements of Comprehensive Income and Deficit on the line "adjustment due to the adoption of CICA Handbook, Section 3855 for the cumulative unrealized gain on available-for-sale investments as at January 1st, 2007".

Richmont Mines Inc.	Page 6 of 8
Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 6, 2008
File No. 1-14598

Accounting treatment of investments under U.S. GAAP as of January 1st, 2007.

Investments acquired prior to December 31, 2006 are still treated as trading securities. Therefore there is no change in classification for those investments under U.S. GAAP.

The investments acquired after January 1, 2007 are classified as available-for-sale because the Company does not intend to actively buy or sell them. Under this classification, such investments are recorded at fair value, with changes to their fair value recorded in other comprehensive income.

Effects of applying U.S. GAAP.

The effect on accumulated other comprehensive income of the investments held at the end of December 31, 2006 and still held at the end of December 2007, recorded as trading securities for U.S. GAAP purposes but accounted for as available-for-sale under Canadian GAAP is shown in the table below.

2007	Number	Book	Fair	Difference
	of shares	value	value	($000)
		($000)	($000)
Patricia Mining Corp.	100,000	45	49	(4)
New Island Resources Inc.	1,000,000	180	160	20
Typhoon Exploration Inc.	500,000	125	53	72

Effect on accumulated other comprehensive
income, December 31, 2007		350	262	88

Richmont Mines Inc.	Page 7 of 8
Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 6, 2008
File No. 1-14598

The differences in accounting treatment related as disclosed in Note 21(a) are follows:

	Number	Book	Fair	Fair value
	of shares	value	value	less
		($000)	($000)	Book value
				($000)
December 2007
Patricia Mining Corp.[1]	625,000	306	306	-
Osisko Exploration Ltd.[1]	100,000	590	590	-
Victoria Resource Corp.[1]	350,000	668	668	-
Patricia Mining Corp.[2]	100,000	45	49	4
New Island Resources Inc.[2]	1,000,000	180	160	(20)
Typhoon Exploration Inc.[2]	500,000	125	53	(72)

		1,914	1,826	(88)

December 2006
Patricia Mining Corp.	1,000,000	452	700	248
New Island Resources Inc.	1,000,000	180	195	15
Typhoon Exploration Inc.	500,000	125	185	60

		757	1,080	323

Change in fair value disclosed for 2007 in Note 21(a)				(412)
[1] Investments acquired starting January 1st, 2007 and classified as available-for-sale.
[2] Investments acquired before January 1st, 2007 and classified as held-for-trading.

Richmont Mines Inc.	Page 8 of 8
Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 6, 2008
File No. 1-14598

Management acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nicole Veilleux (signed)	Martin Rivard (signed)
Nicole Veilleux, CA	Martin Rivard
Financial Director	President and Chief Executive Officer
Richmont Mines Inc.	Richmont Mines Inc.
161, avenue Principale	161, avenue Principale
Rouyn-Noranda (Québec) J9X 4P6	Rouyn-Noranda (Québec) J9X 4P6
CANADA	CANADA